Exhibit 12.1

Security Capital Assurance Ltd
Computation of Ratio of Earnings to Fixed Charges and Preference Dividends
(U.S. Dollars in Thousands)

		Six Months Ended June 30,		-------------------------- Fiscal Year Ended December 31,-----------------------
	2007		2006	2006	2005	2004	2003	2002

Pre-tax income from continuing operations		$66,161.0	$59,948.0	$127,455.1	$91,397.1	$77,059.3	$73,067.3	$65,716.1	:
Fixed charges	:	1,073.0	1,073.0	2,146.1	2,146.1	2,271.3	2,271.3	1,072.1	:
Subtotal	:	65,088.0	58,875.0	125,309.0	89,251.0	74,788.0	70,796.0	64,644.0	:
Less: Minority interest - Dividends on Redeemable
Preferred Shares		1,918.0	5,738.0	7,954.0	8,805.0	15,934.0	9,491.0	8,866.0
Net Income		$63,170.0	$53,137.0	$117,355.0	$80,446.0	$58,854.0	$61,305.0	$55,778.0	:
	:								:
Fixed Charges:	:								:
Interest costs		$-	$-	$-	$-	$-	$-	$-	:
Rental Expense at 39% (1)	:	1,073.0	1,073.0	2,146.1	2,146.1	2,271.3	2,271.3	1,072.1	:
	:	1,073.0	1,073.0	2,146.1	2,146.1	2,271.3	2,271.3	1,072.1	:
Total fixed charges:	:								:
Minority interest - dividends on redeemable preferred	:								:
shares		1,918.0	5,738.0	7,954.0	8,805.0	15,934.0	9,491.0	8,866.0
Total fixed charges and preference share
dividends		$2,991.0	$6,811.0	$10,100.1	$10,951.1	$18,205.3	$11,762.3	$9,938.1

Ratio of earnings to fixed charges	:	61.7	55.9	59.4	42.6	33.9	32.2	61.3	:
Ratio of earnings to combined fixed charges and	:								:
preference share dividends		22.1	8.8	12.6	8.3	4.2	6.2	6.6

(1) Represents calculated aggregate interest embedded in leases in-force during the years indicated as a percentage of total lease payments required over the terms of such leases. The interest rate utlized to determine the embedded factor was 5% and was selected to be representative of a AAA corporate bond rate over a 20 year term.